SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

BLUEBIRD BIO, INC.

(Name of Subject Company (Issuer))

BEACON MERGER SUB, INC.

(Names of Filing Persons (Offeror))

a direct wholly owned subsidiary of

BEACON MIDCO, INC.

(Names of Filing Persons (Parent of Offeror))

a direct wholly owned subsidiary of

BEACON PARENT HOLDINGS, L.P.

(Names of Filing Persons (Indirect Parent of Offeror))

whose general partner is

BEACON GENERAL PARTNER, LLC

(Names of Filing Persons (Other Persons))

an affiliate of

CARLYLE PARTNERS GROWTH, L.P.

(Names of Filing Persons (Other Persons))

SK CAPITAL PARTNERS VI-A, L.P.

SK CAPITAL PARTNERS VI-B, L.P.

(Names of Filing Persons (Other Persons))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities (Underlying Common Stock))

c/o The Carlyle Group One Vanderbilt Avenue New York, NY 10017 Telephone: +1 (212) 813-4900	SK Capital Partners 430 Park Avenue, 18th Floor New York, NY 10022 Telephone: +1 (212) 826-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark A. Stagliano, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Gregg Griner, Esq. Albert Vanderlaan, Esq. Orrick, Herrington & Sutcliffe LLP 222 Berkeley St., Suite 2000 Boston, MA 02116 (617) 880-2212	Matthew S. Arenson, P.C. Kirkland & Ellis LLP 98 SE 7th St, Suite 700 Miami, FL 33131 (305) 432-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 11 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, as amended on March 21, 2025, March 25, 2025, April 3, 2025, April 16, 2025, May 2, 2025, May 5, 2025, May 6, 2025, May 13, 2025, May 14, 2025 and May 16, 2025 (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”), by Beacon Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Beacon Midco, Inc., a Delaware corporation and wholly owned subsidiary of Beacon Parent Holdings, L.P. (“Parent”), a Delaware limited partnership, whose general partner is Beacon General Partner, LLC, a Delaware limited liability company. Parent is controlled by Carlyle Partners Growth, L.P. (“Carlyle”), a Delaware limited partnership, SK Capital Partners VI-A, L.P., a Cayman Islands exempted limited partnership, and SK Capital Partners VI-B, L.P., a Cayman Islands exempted limited partnership (SK Capital Partners VI-A, L.P. and SK Capital Partners VI-B, L.P. together, “SK Capital”). The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of bluebird bio, Inc., a Delaware corporation (the “Company”), in exchange for, with respect to each Share, at the election of the holder of such Shares:

(i) (a) $3.00 in cash per Share, subject to any applicable withholding taxes without interest thereon (the “Cash and CVR Consideration Closing Amount”), plus (b) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84, in cash, subject to any applicable withholding taxes and without interest thereon, upon the achievement of the milestone specified in, and on the other terms and subject to the other conditions set forth in the Offer to Purchase, dated March 7, 2025 (as amended and restated on May 14, 2025, and as may be further amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Election and Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”) (the Cash and CVR Consideration Closing Amount and one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer after May 14, 2025, the “Cash and CVR Consideration”), or

(ii) $5.00 in cash per Share on the terms and subject to the conditions set forth in the Offer, subject to any applicable withholding taxes and without interest thereon (or any greater amount per Share that may be paid pursuant to the Offer after May 14, 2025, the “All-Cash Consideration”).

The consideration elected by the applicable Company stockholder between the Cash and CVR Consideration and the All-Cash Consideration, collectively, or any greater amount per Share that may be paid pursuant to the Offer after May 14, 2025, is hereinafter referred to as the “Offer Price”.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following paragraphs:

“The Offer and withdrawal rights expired one minute after 11:59 p.m., New York City time, on May 29, 2025, and was not extended. The Depositary has advised Merger Sub that, as of the Expiration Time, 5,868,196 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 59.8% of the then-outstanding Shares. As a result, the Minimum Condition has been satisfied. As the Minimum Condition and each of the other Offer Conditions have been satisfied, Merger Sub has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

We expect to consummate the Merger on June 2, 2025, pursuant to the terms of the Merger Agreement, in accordance with Section 251(h) of the DGCL, without a vote on the adoption of the Merger Agreement by Company stockholders.

Following the consummation of the Merger, all Shares will be delisted from Nasdaq and will be deregistered under the Exchange Act.

On May 30, 2025, Carlyle, SK Capital and Parent issued a press release announcing the expiration and results of the Offer, which is attached as Exhibit (a)(5)(M) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(M)	Press Release, dated May 30, 2025.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 30, 2025

BEACON MERGER SUB, INC.

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON MIDCO, INC.

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON PARENT HOLDINGS, L.P.

By: Beacon General Partner, LLC, its general partner

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON GENERAL PARTNER, LLC

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

CARLYLE PARTNERS GROWTH, L.P.

By: CP Growth GP, L.P., its general partner

By: CP Growth GP, L.L.C., its general partner

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	Vice President

SK CAPITAL PARTNERS VI-A, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name:	Jerome Truzzolino
Title:	Authorized Signatory

SK CAPITAL PARTNERS VI-B, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name:	Jerome Truzzolino
Title:	Authorized Signatory

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